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                               March 22, 2024

       Andr  s Conesa Labastida
       Chief Executive Officer
       Grupo Aeromexico, S.A.B. de C.V.
       Avenida Paseo de la Reforma 243, 25th Floor
       Col. Renacimiento, Cuauht  moc 06500
       Mexico City
       United Mexican States

                                                        Re: Grupo Aeromexico,
S.A.B. de C.V.
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted March 5,
2024
                                                            CIK 0001561861

       Dear Andr  s Conesa Labastida:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
       Unless we note otherwise, any references to prior comments are to comments in our January 17,
       2024 letter.

       Amendment No. 4 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Our Growth Strategy, page 12

   1. You disclose that your growth strategies entail, in part, (i) "Upgauging our fleet to drive highly profitable
growth," (ii) "Expanding our network through new profitable
                                                        destinations as well as
densifying existing routes," and (iii) "Continuing to drive growth through our
partnerships, including with Delta and other airlines." Please balance disclosure of your
growth strategies with the risks to such strategies, such a cross-
                                                        referencing to relevant
risk factors on such topics on page 40 and 53 which discuss in
 Andr  s Conesa Labastida
Grupo Aeromexico, S.A.B. de C.V.
March 22, 2024
Page 2
      relevant part the risks that the delivery of Boeing 737 MAX that you have on order may
      be delayed due to FAA   s supervision over the expansion of production of
Boeing 737
      MAX and other quality control measures, and that you might not be able to reap the full benefits of the JCA with Delta to expand options for passengers traveling between Mexico and the United States if the U.S. DOT terminates your antitrust immunity. Management's Discussion and Analysis of Financial Condition and Results of Operation
Factors affecting our results of operation
Fleet availability and leasing costs, page 92

2. We note your response to prior comment 2. However, in terms of aircraft finance leasing agreements with the Export-Import Bank of the United States, or EXIM, please file such financing agreements or the omnibus financing agreement(s) that may cover more than one aircraft. We note that at September 30, 2023 you disclose having 10 of your aircraft subject to these financing agreements, with the aggregate outstanding amount under these financing agreements of $161.7 million.
       Please contact Yolanda Guobadia at 202-551-3562 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                          Sincerely,
FirstName LastNameAndr  s Conesa Labastida
                                                          Division of
Corporation Finance
Comapany NameGrupo Aeromexico, S.A.B. de C.V.
                                                          Office of Energy &
Transportation
March 22, 2024 Page 2
cc:       John Vetterli, Esq.
FirstName LastName